UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02017710

NO ACT
P.E 12-18-01
1-06442

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

February 6, 2002

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue
Suite 4800
Seattle, WA 98101-3099

Act 1934
Section 14A-8
Rule
Public Availability 2/6/2002

Re: The Boeing Company
Incoming letter dated December 18, 2001

Dear Ms. Morgan:

This is in response to your letter dated December 18, 2001 concerning the shareholder proposal submitted to Boeing by Jeffrey T. Wirrick. We also have received a letter from the proponent dated December 20, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Jeffrey T. Wirrick
20027 34th Avenue, S.E.
Bothell, WA 98012

PERKINS COIE LLP

1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 18, 2001

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Jeffrey T. Wirrick for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 27, 2001 Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Jeffrey T. Wirrick (the "Proponent") for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting. On December 17, 2001 the Proponent submitted a revised proposal (the "Revised Proposal") to the Company in response to Company concerns about several statements included in the original Proposal.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned

[03000-0200/SB013450.275]

hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Revised Proposal relates to Company bonus programs for its employees and states, in relevant part:

> *RESOLVED: Replace all existing Company performance bonus programs with an expanded version of the current Share Value Trust; which trust would include all Boeing employees and corporate officers: Executives, Machinists, Non-Represented, and Tech/Engineers. This proposal is not intended to replace individual awards for meritorious inventions, or advanced education.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Revised Proposal, or portions thereof, from the 2002 Proxy Statement and form of proxy for the following reasons:

1. The Proponent has failed to satisfy the eligibility requirements for submitting a shareholder proposal (Rule 14a-8(b)(2)) and has failed to remedy this procedural defect within 14 days from the date he received the Company's notification of such defect, as required under Rule 14a-8(f)(1);

2. The Revised Proposal deals with a matter relating to the Company's ordinary business operations, namely "general compensation issues," and is therefore properly excludable under Rule 14a-8(i)(7);

3. The Revised Proposal is an improper matter for shareholder action under Delaware law and is therefore properly excludable under Rule 14a-8(i)(1); and

4. The Revised Proposal, if implemented, would cause the Company to violate Delaware law and is therefore properly excludable under Rule 14a-8(i)(2).

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. The Proponent has failed to satisfy the eligibility requirements for submitting a shareholder proposal (Rule 14a-8(b)(2)) and has failed to remedy this procedural defect within 14 days from the date he received the Company's notification of such defect, as required under Rule 14a-8(f)(1).

In order for a shareholder to be eligible to submit a proposal, the shareholder must have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date" the proponent submits the proposal. Rule 14a-8(b)(1). A proponent must also continue to hold those securities through the date of the meeting. *Id.* The Proxy Rules contain two methods for proving such ownership, depending upon whether the shareholder is a "registered holder" of the shares or a "beneficial owner." In the case of the former, the company is expected to verify the proponent's eligibility on its own. Rule 14a-8(b)(2). In the case of the latter, shareholders must prove their eligibility by either (a) submitting to the company a written statement from the "record holder" (usually a bank or broker) verifying that, at the time the proposal was submitted the shareholder continuously held the company's securities for at least one year; or (b) by providing a copy of any of the filings indicated in the rules. Rule 14a-8(b)(2)(i)-(ii).

On December 5, 2001, the Company notified the Proponent that it was unable to verify his status as a registered holder of the Company's shares and requested that he provide proof of beneficial ownership in the manner prescribed by the Rules. A copy of that notification is attached as **Exhibit B**. On December 11, 2001 the Proponent sent an email to the Corporate Secretary and acknowledged that proof of beneficial ownership was required. On December 17, 2001 the Proponent sent another email to the Corporate Secretary, again acknowledging that proof of beneficial ownership was required. Copies of these emails are attached to this letter as **Exhibits C and D.** As of the date of this filing, the Proponent has failed to provide proof of beneficial ownership of the requisite number of the Company's shares that would entitle him to submit a proposal. Under similar circumstances, the Staff has consistently concurred that exclusion of a proposal is proper. *See Avaya, Inc.* (Dec. 4, 2001); *Motorola, Inc.* (Sept. 28, 2001); *Minnesota Mining and Manufacturing Co.*

(Feb. 26, 2001). Accordingly, we have advised the Company that it may properly exclude the Revised Proposal from its 2002 Proxy Statement.

2. The Revised Proposal deals with a matter relating to the Company's ordinary business operations, namely "general compensation issues," and is therefore properly excludable under Rule 14a-8(i)(7).

Proposals speaking to non-executive compensation matters or "general compensation issues" are excludable under Rule 14a-8(i)(7). *See Lucent Technologies, Inc.* (Nov. 6, 2001); *CoBancorp Inc.* (Feb. 22, 1996); *Caterpillar, Inc.* (Feb. 13, 1992). Historically, however, the Staff has not permitted the exclusion of proposals relating to executive compensation matters on this basis. *See Release No. 34-40018* (May 21, 1998); *El Paso Energy Corp* (Mar. 8, 2001); *Milacron, Inc.* (Jan. 24, 2001); *Walt Disney Corp.* (Sept. 27, 2000); *Time Warner, Inc.* (Feb. 17, 1998); *CoBancorp, Inc.* (Feb. 22, 1996); *Xerox Corp.* (Mar. 25, 1993). This distinction stems from the Staff's view that "general compensation matters" do not in fact transcend a target company's day-to-day business operations and are decisions best reserved to the company's officers and managing personnel. *See Xerox Corp.* (Mar. 25, 1993) ("examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits [and] general compensation issues not focused on senior executives."). *See also FPL Group, Inc.* (Feb. 3, 1997) (proposal on compensation matters not limited to executive compensation is excludable); *Central and South West Corp.*, (Nov. 26, 1996) (proposal relating to stock option plans excludable as relating to "ordinary business"); *W.R. Grace & Co.*, (Feb. 29, 1996) (proposal seeking creation of a "high performance work place" not linked to executive compensation excludable); *Chevron Corp.*, (Jan. 16, 1996) (proposal requesting elimination of bonus compensation to all employees excludable).

The Revised Proposal is properly excludable because it deals with "general compensation matters"—the compensation of groups other than the directors, CEO or senior executives. *See Xerox Corp.* (Mar. 25, 1993). Specifically, the Revised Proposal calls for "Replac[ing] all existing Company performance bonus programs with an expanded version of the current Share Value Trust; which trust would include all Boeing employees and corporate officers: Executives, Machinists, Non-Represented, and Tech/Engineers." Even Proponent's reference to "Executives" is overly inclusive since it is not limited to directors, the CEO or senior executives. *Id.* Thus, if submitted to shareholders for consideration, the Revised Proposal would contradict the Staff's well settled policy that proposals which concern general compensation issues not focused on senior executives are excludable. *See FPL Group, Inc.* (Feb. 3, 1997). Accordingly, we have advised the Company that it may properly exclude the Revised Proposal from its 2002 Proxy Statement under Rule 14a-8(i)(7).

3. The Revised Proposal is an improper matter for shareholder action under Delaware law and is therefore properly excludable under Rule 14a-8(i)(1).

Rule 14a-8(i)(1) permits the exclusion of shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

(A) *The Revised Proposal mandates action on matters that, under Delaware law, fall within the powers of a company's board of directors.*

Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Staff has consistently concurred in the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. *See Ford Motor Co.* (Mar. 19, 2001); *American Nat'l Bankshares, Inc.* (Feb. 26, 2001); *AMERCO* (July 21, 2000).

In order to implement the Revised Proposal, the board would have to approve amendments to the Share Value Trust, and modify the compensation packages for thousands of represented and non-represented employees. The Revised Proposal relates to compensation matters as to which only the board of directors has the power to review, evaluate and make appropriate determinations. Accordingly, the Company believes that the Revised Proposal is not proper for shareholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

(B) The Revised Proposal is not properly cast as a recommendation or request for the board of directors.

The note to Rule 14a-8(i)(1) states that:

> Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law.

The Revised Proposal calls for, rather than requests, replacing "all existing Company performance bonus programs." The Revised Proposal is not precatory. It is not cast as a request or recommendation to the board of directors. Thus, the Revised Proposal is not proper for shareholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

4. The Revised Proposal, if implemented, would cause the Company to violate Delaware law and is therefore properly excludable under Rule 14a-8(i)(2).

Under Rule 14a-8(i)(2), the Company may exclude from its proxy materials a proposal if the proposal would, if implemented, cause the company to violate any federal, state or foreign law to which it is subject. The Proposal calls for the company to, "Replace all existing Company performance bonus programs with an expanded version of the current Share Value Trust: which trust would include all Boeing employees and corporate officers: Executives, Machinists, Non-Represented, and Tech/Engineers." This request would force the Company to either alter or breach its existing obligations under numerous executive and other incentive related agreements.

Under Delaware law, a breach of a contract by a Delaware corporation violates state law. *See, e.g., Kenyon v. Holbrook Microfilming Serv., Inc.*, 155 F.2d 913 (2d Cir. 1946); *Bowers v. Columbia Gen. Corp.*, 336 F. Supp. 609 (D. Del 1971). A breach of a contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract," *Williston on Contracts* at 1290 (3d ed. 1968), and in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure so to do, he is liable to the [other party] for the damages resulting therefrom," *Wills v. Shockley*, 157 A.2d 252, 253 (Del. Super. Ct. 1960). In addition, promises as to the future, reasonably calculated to induce action or forbearance which does induce such action or forbearance, are binding if injustice can be avoided only if the promise is enforced. *Restatement (Second) of Contracts,* at 90. *See Reeder v. Sanford School,*

Inc., 397 A.2d 139, 141 (Del. Super. Ct. 1978); *Chrysler Corp. v. Quimby*, 144 A.2d 123 (Del. Super. Ct. 1958).

For many years, the Staff has not recommended enforcement action in connection with the exclusion of shareholder proposals that would cause a company to breach existing compensation agreements or arrangements pursuant to Rule 14a-8(i)(2). *See NetCurrents, Inc.* (Jun. 1, 2001) (proposal relating to creation of an independent compensation committee to develop new compensation plans to replace all existing executive compensation excludable pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach existing employment agreements or other contractual obligations); *Goldfield Corp.* (Mar. 28, 2001) (proposal requesting the board to seek shareholder approval of present and future executive officer severance agreements excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it would require the company to breach those agreements); *International Bus. Machs. Corp.* (Feb. 27, 2000) (proposal requesting the termination and renegotiation of CEO retirement package excludable under Rule 14a-8(i)(2)); *International Bus. Machs. Corp.* (Dec. 15, 1995) (proposal which sought to reduce the compensation of three executive officers excludable based on the unlawfulness of any attempt by IBM to make unilateral modifications to existing contracts in connection with the proposal); *Citizen's First Bancorp, Inc.* (Mar. 24, 1992) (proposal to terminate two executives' severance agreements excluded as a breach of such contracts in violation of applicable state law).

For example, as disclosed in the Company's 2001 Proxy Statement, the Company is a party to an employment agreement with Harry C. Stonecipher to secure his services as President and Chief Operating Officer of the Company. Under the agreement, Mr. Stonecipher is to receive both annual and long-term equity incentive compensation. If the Company were to implement the Revised Proposal it would breach its obligations under the agreement. Accordingly, we have advised the Company that is may properly exclude the Revised Proposal from its 2001 Proxy Statement under Rule 14a-8(i)(2).

* * * * *

For the foregoing reasons, we believe that the Revised Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:rh
Enclosure
cc: Jeffrey T. Wirrick
James C. Johnson, The Boeing Company

The Boeing Company Annual Shareholders Meeting

<u>Shareholder Proposal On Employee Bonuses/Incentives in Regard To Company Performance</u>

Shareholder Resolution

RESOLVED: Replace all existing Company performance bonus programs with an expanded version of the current Share Value Trust; which trust would include all Boeing employees and corporate officers: Executives, Machinists, Non-Represented, and Tech/Engineers. This proposal is not intended to replace individual awards for meritorious inventions, or advanced education.

Proponent's Supporting Statement

The Boeing Company has gone to great lengths to emphasize "Working Together". To lend teeth to that statement, the proponent believes it is now time not only to work together, but also to be rewarded together, or not rewarded together.

In order for a company to be successful, all employees from the CEO to the first level workers must perform well. If that is the case, it seems logical that all parties involved should reap the benefits of success. The proponent believes the current system of bonuses and incentives is too complex, and divisive; that the various systems foster a sense of resentment, finger pointing and blame fixing when one group receives compensation, but another does not. If this state of affairs does exist, then bringing all employees and officers under one system will diffuse the entire situation and create a better sense of camaraderie.

Benchmark the current system. From historical and projected company performance, determine how many fair "shares" should be given to each employee. The average first level employee might be given one "share", while a corporate executive or CEO might be given 500. The goal is not to reduce the size of the slice, but to make sure all those slices come from the same pie. This would not be unlike the share system used by the British Navy for captured prize vessels, or Whalers to divide profits (see: Moby Dick).

Reward or not, win or lose, we should do it together, because we all affect each other's success. Granted, this is not part of current Company/Union agreements, or Executive contracts, but it could be done. In the proponent's opinion, it just makes good business and motivational sense.

Thank you for your time.
Jeff Wirrick
Boeing Engineer and Shareholder

EXHIBIT B

December 3, 2001

Mr. Jeffrey T. Wirrick
The Boeing Company
Mail Code 06-FR

Re: Shareholder Proposal

Dear Mr. Wirrick:

I am writing in response to your letter, submitting the shareholder proposal regarding the Company's Share Value Trust and other compensation programs (the "Proposal").

I wish to bring to your attention three procedural defects in the Proposal. First, it appears that the Proposal was not submitted in a timely manner. Under Proxy Rule 14a-8(e)(1)-(2), a shareholder proposal must be "received at the company's principal executive offices" by the deadline indicated in the Company's prior year proxy statement. The Company's 2001 Proxy Statement indicated that an eligible shareholder proposal "must be received at the Company's executive offices no later than November 24, 2001." Your undated letter and correspondence appear to have been sent to the Company's principal executive offices via interoffice mail and were not received until November 27, 2001. Accordingly, the Proposal is untimely. In the event you are able to demonstrate otherwise, I would be willing to reconsider this position.

Second, I note that your Proposal appears to include several different topic areas or sub-proposals, for example: (a) expanding the Share Value Trust to include all Boeing employees, (b) suspending all executive or staff bonus and incentive programs; (c) discontinuing the use of a signing bonus or incentive payment as a bargaining chip in Union negotiations; and (d) continuing existing individual award programs for meritorious inventions, and advanced education. Under Proxy Rule 14a-8(c), a shareholder proponent may submit "no more than one proposal to a company for a particular shareholder's meeting." This rule also precludes the submission of numerous sub-proposals within one proposal. *See, for example, Bob Evans Farms, Inc.* (May 31, 2001); *BostonFed Bancorp, Inc.* (Mar. 5, 2001); *American Electric Power Company, Inc.* (Jan. 2, 2001). I ask that you please submit a revised version of the Proposal that speaks to only one distinct issue or topic for shareholder consideration.

Third, our search of the registered shareholders database indicates that you are not a registered shareholder of the Company's shares. Proxy Rule 14a-8(b)(2) requires that non-registered shareholders, or beneficial owners, demonstrate their eligibility to submit a shareholder proposal by either submitting to the Company a written statement from the "record holder" (usually a banker or broker) verifying that at the time the proposal was submitted the requisite number of securities were held for at least one year or by providing a copy of any of the filings indicated in the rules. I ask that you please provide the appropriate documentation within 14 days of receipt of this letter.

As the foregoing defects relate to procedural defects in the Proposal, I ask that you submit proof of timeliness and beneficial ownership and a revised version of the Proposal within 14 calendar days of receipt of this letter, as required under Proxy Rule 14a-8(f)(1).

I also want to advise you that the Company is continuing to evaluate whether it will seek to exclude portions or all of the entire Proposal from its 2002 Proxy Statement by requesting a no-action letter from the SEC. The Company reserves its right to do so if it concludes that there are substantive bases for exclusion under Proxy Rule 14a-8(i).

I would be happy to discuss with you any issues in connection with the Proposal. Please feel free to contact me directly at your earliest convenience. I look forward to hearing from you.

Very truly yours,

James C. Johnson
Vice President,
Corporate Secretary and
Assistant General Counsel

EXHIBIT C

From:
nt:
subject:

James C. Johnson
Vice President, Corporate Secretary
and Assistant General Counsel

> -----Original Message-----
> From: Wirrick, Jeffrey T
> Sent: Tuesday, December 11, 2001 11:38 AM
> To: Johnson, James C
> Subject: Shareholder Proposal
>
> I just received your reply, thank you.
> You do make a good point about facts not in evidence. I often hear the
> comments on the factory floor, but they haven't been documented. I'll
> take this home for a good look.
> As for timing; I tried to send the proposal by E-mail, but they were
> returned, unable to deliver. I'll try to send those to you.
> My account has been with Charles Schwab. They send me the proxy
> statements, so that might be why my records don't show up on your
> database.
> It's a bit busy, but I'll try to get back to you as soon as I can.....just
> wanted to acknowledge your reply.

Thanks again,
-Jeff
> P.S. How do you like Chicago?

EXHIBIT D

James C. Johnson
Vice President, Corporate Secretary
and Assistant General Counsel

-----Original Message-----
From: JeffreyTW [mailto:JeffreyTW@msn.com]
Sent: Sunday, December 16, 2001 1:06 AM
To: James C. Johnson
Cc: Jeff Wirrick (work)
Subject: The Boeing Company, Shareholder Proposal

Good evening Mr. Johnson,

My apologies for not getting back to you sooner, and I'll spare you the details. I've amended and streamlined my proposal, so it sounds less like an editorial. As for the supporting evidence on share systems; I've read about it in history books, so I assume it is common knowledge. I also believe Ben & Jerry's Ice Cream, and Geneva Steel have run a similar program, but again I haven't had time to confirm that, or provide documentation. I should probably read more business journals.

After all I've heard on the floor, I honestly believe this proposal is good for business, and would go far to improve morale and eliminate excuses.

Per your request:

1) I've asked Charles Schwab and Co. to provide shareholder documentation. I bought 600 shares on 2/14/00, and currently hold 490 of those shares.
2) I will forward the copies of returned E-mails, so you'll have a date-stamp of when I first tried to send the proposal.
3) And of course, below is the amended proposal.

Thank you again for taking the time to work on this, I do appreciate it.

Sincerely,

Jeff Wirrick

The Boeing Company Annual Shareholders Meeting

Shareholder Proposal On Employee Bonuses/Incentives in Regard To Company Performance

Shareholder Resolution

RESOLVED: Replace all existing Company performance bonus programs with an expanded version of the current Share Value Trust; which trust would include all Boeing employees and corporate officers: Executives, Machinists, Non-Represented, and Tech/Engineers. This proposal is not intended to replace individual awards for meritorious inventions, or advanced education.

Proponent's Supporting Statement

The Boeing Company has gone to great lengths to emphasize "Working Together". To lend teeth to that statement, the proponent believes it is now time not only to work together, but also to be rewarded together, or not rewarded together.

In order for a company to be successful, all employees from the CEO to the first level workers must perform well. If that is the case, it seems logical that all parties involved should reap the benefits of success. The proponent believes the current system of bonuses and incentives is too complex, and divisive; that the various systems foster a sense of resentment, finger pointing and blame fixing when one group receives compensation, but another does not. If this state of affairs does exist, then bringing all employees and officers under one system will diffuse the entire situation and create a better sense of camaraderie.

Benchmark the current system. From historical and projected company performance, determine how many fair "shares" should be given to each employee. The average first level employee might be given one "share", while a corporate executive or CEO might be given 500. The goal is not to reduce the size of the slice, but to make sure all those slices come from the same pie. This would not be unlike the share system used by the British Navy for captured prize vessels, or Whalers to divide profits (see:

Moby Dick).

Reward or not, win or lose, we should do it together, because we all affect each other's success. Granted, this is not part of current Company/Union agreements, or Executive contracts, but it could be done. In the proponent's opinion, it just makes good business and motivational sense.

Thank you for your time.
Jeff Wirrick
Boeing Engineer and Shareholder

Jeff Wirrick
425-266-3164
Jeffrey.T.Wirrick@Boeing.com
The Boeing Company MC 06-FR

December 20, 2001

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

02 JAN 24 PM 4: 52

Re: Shareholder Proposal Submitted by Jeffrey T. Wirrick for inclusion in The Boeing Company 2002 Proxy Statement.

Dear Sir or Madam:

I just received the notice from Perkins Coie LLP asking that my proposal be excluded. I submitted the proposal in good faith, thinking that each qualifying shareholder had a right to be heard. I realize corporations routinely recommend against any proposal that does not originate inside the boardroom, and have no illusions that Mr. Condit, Stonecipher and their associates can vote the proposal into oblivion at any time. I submitted the same idea previously to the leadership team, but it was ignored. This seemed to be more constructive than a letter writing campaign. I also heard many times during the one and only professional strike that the main reason people walked out was because they were angry and thought it was the only way they could be heard or make the leadership team notice. I would like to diffuse that type of situation and calm the hard feelings that still linger.

1) I was informed I was not in the shareholder database, which was a surprise since proxy statements are still being sent to me. I have taken steps to remedy that.
2) Timeliness? We do the best we can, but slow mail or some returned E-mails haven't helped the situation.
3) Excludable because of compensation issues? I'm looking at the 2001 Proxy statement, and it seems proposals 4, 7, and 9 deal with compensation issues.
4) Delaware law? I have no idea about that, and I'm not a lawyer. My intent was not to promote breach of contract. I tried to include language in my first draft to address that, but it was thought to contain too many issues and therefore excludable. If The Boeing Company would like to work with me on language so the spirit of the proposal could be presented, I would be happy to work with them. Also, I am not against adding a qualifier, "In the event this proposal passes", in order to address current Executive and union contracts.

Sincerely,

Jeff Wirrick

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 18, 2001

The proposal seeks to replace all existing performance bonus programs with an expanded version of the current Share Value Trust, which would include all Boeing employees and corporate officers.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business matters (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Boeing relies.

Sincerely,

Grace K. Lee
Attorney-Advisor